Richard B. Slansky President& Chief Financial Officer 13855 Stowe Drive • Poway, CA 92064 (858) 375-2030 •Fax: (858) 375-1000 e-mail: Richard.Slansky@SpaceDev.com

February 1, 2008

Mr. Michael Fay
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:          SpaceDev, Inc.
File No. 000-28947
Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

We are writing in response to your letter (“the Comment Letter”) dated January 18, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the correspondence sent to you on January 4, 2008 in regards to SpaceDev, Inc. (“SpaceDev” or the “Company”) Form 10-KSB for the fiscal year ended December 31, 2006. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB: For the fiscal year ended December 31, 2006

Management Discussion and Analysis, page 35

Net Income (Loss) and EBITDA, page 42

 Staff Comment 1 dated January 18, 2008:  Refer to your response to our prior comment 1.  We believe your presentation of a non-GAAP statement of operations that removes the effects of stock compensation is a form of pro forma presentation that is not permitted.  Refer to Question 4 of SAB Topic 14G. Please remove this presentation from your filings. [Note: Remainder of SEC comment omitted.]

Response: We will remove the Non-GAAP Consolidated Statement of Operations – Supplemental Schedule presentation from our future filings beginning with our annual Form 10-KSB for our fiscal year ended December 31, 2007.

Staff Comment 2 dated January 18, 2008:  Please characterize to your measure “EBITDA” as “Adjusted EBITDA,” for it is calculated differently from that described as “EBITDA.”  Also, it appears from the first sentence of your response to our prior comment 1 that you intend this measure more for liquidity than operating performance.  In this regard, note that “Adjusted EBITDA” may not be used as a liquidity measure if it excludes charges or liabilities that require or will require cash settlement or would have required cash settlement absent an ability to settle another matter. [Note: Remainder of SEC comment omitted.]

Response: We will characterize our measure of “EBITDA” as “Adjusted EBITDA” in our future filings.  We do not intend for Adjusted EBITDA to be a measure of liquidity and will clearly disclose our presentation as such in our future filings.  Furthermore, we propose to use the following disclosure when we reference our “Adjusted EBITDA”:

“We believe that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of our financial information additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.  In addition, our presentation of these measures may not be comparable to similarly titled measures other companies use.

We define our Adjusted EBITDA as net income (loss), net interest expense, non-cash interest expense, gain on building sale, stock option expense plus the provision (benefit) for income taxes and depreciation and amortization. We believe our Adjusted EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other space and aerospace companies. We also use our Adjusted EBITDA to monitor and compare the financial performance of our operations. Our Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures.”

Staff Comment 3 dated January 18, 2008: Refer to prior comment 4.  Please reconcile for us the amount indicated in your response for in the money options of 1,348,036 to the 4,424,913 options indicated in our comment that appeared to be in the money as obtained from the notes to your financial statements.  Also, provide us with a schedule that separately identifies each option grant, the date of grant, the exercise price and the vesting date of each grant for each appropriate employee group to support your assertion that 6,682,250 options were not in the money.

Response:  As stated in our prior response, we agree that a new measurement date was created for the accelerated vesting of certain options in December 2005 and believe these represent less than $10,000 in expense as described below; therefore, this expense amount is deemed by management to be immaterial.  We accounted for the modification in accordance with paragraph 36 of FIN 44: Accounting for Certain Transaction involving Stock Compensation.  Upon reviewing and reconciling the schedules, as you requested, we found that the “in the money” options were actually 1,301,286, not 1,348,036 as previously stated, and the “out of the money” / “at the money” options are actually 6,729,750, not 6,682,250.  (The expense amount is still under $10,000.)  We calculated this number of options as follows:

In our footnote, we stated that we accelerated the vesting of approximately 8.0 million options but this amount includedapproximately 6.7 million options which were “out-of-the-money” on the modificationdate. The correct number of in-the-money options for which the vesting was accelerated and which had an intrinsic value associated with them was 1,301,286.

At December 31, 2005, our stock price for SpaceDev common stock (SPDV.OB) was $1.40 per share.  In Table 3-1 below, we have listed the 6,729,750 options that we excluded from the calculation, as they held no intrinsic value at December 31, 2005, i.e., the exercise price of all these options was at or above the market price on that date. In Table 3-1, we have grouped the options together by the date of grant (i.e., in certain cases, many individual grants make up the “amount granted” column in Table 3-1) and sorted them by ascending exercise price.  On certain dates, options were granted with different option terms.  In these cases, we have identified them on a separate line with the same date and exercise price.

Table 3-1.  “Out of the Money”Options WhereVesting was Accelerated
on December 20,2005
					Vested	Accelerated
Amount	Date	Exercise	Expiration	Option	Prior to	Vesting
Granted	Granted	Price	Date	Term	12/20/2005	12/20/2005
421,000	12/20/2005	$1.40	12/20/2008	3	-	421,000
4,970,000	12/20/2005	$1.40	12/20/2011	6	-	4,970,000
10,000	8/20/2004	$1.49	8/20/2007	3	5,000	5,000
60,000	9/20/2005	$1.49	9/20/2011	6	-	60,000
55,000	12/9/2005	$1.49	12/9/2011	6	-	55,000
25,000	6/7/2004	$1.51	6/7/2010	6	5,000	20,000
6,000	8/12/2005	$1.51	8/12/2008	3	-	6,000
10,000	11/8/2005	$1.54	11/8/2008	3	-	10,000
60,000	9/7/2004	$1.54	9/7/2010	6	12,000	48,000
60,000	8/5/2004	$1.55	8/5/2007	3	30,000	30,000
25,000	7/26/2004	$1.55	7/26/2010	6	5,000	20,000
10,000	8/10/2005	$1.55	8/10/2008	3	-	10,000
25,000	8/8/2005	$1.56	8/8/2011	6	-	25,000
20,000	6/27/2005	$1.57	6/27/2011	6	-	20,000
20,000	12/14/2005	$1.58	12/14/2011	6	-	20,000
60,000	5/16/2006	$1.58	5/16/2011	6	-	60,000
67,500	5/12/2005	$1.60	5/12/2008	3	-	67,500
15,000	8/3/2004	$1.60	8/3/2007	3	7,500	7,500
60,000	8/1/2005	$1.60	8/1/2011	6	-	60,000
30,000	7/5/2005	$1.61	7/5/2011	6	-	30,000
15,000	5/10/2005	$1.61	5/10/2008	3	-	15,000
20,000	7/11/2005	$1.61	7/11/2011	6	-	20,000
9,000	7/25/2005	$1.63	7/25/2011	6	-	9,000
40,000	5/31/2005	$1.65	5/31/2011	6	-	40,000
20,000	6/13/2005	$1.66	6/13/2011	6	-	20,000
12,500	11/15/2004	$1.71	11/15/2010	6	1,250	11,250
10,000	11/4/2004	$1.72	11/4/2007	3	-	10,000
36,000	3/24/2005	$1.72	3/24/2008	3	-	36,000
20,000	3/28/2005	$1.72	3/28/2011	6	2,000	18,000
96,000	1/10/2005	$1.73	1/10/2008	3	-	96,000
10,000	3/22/2005	$1.75	3/22/2008	3	-	10,000
30,000	1/3/2005	$1.76	1/3/2011	6	7,500	22,500
7,500	3/2/2005	$1.78	3/2/2008	3	-	7,500
30,000	3/3/2005	$1.78	3/3/2008	2	-	30,000
25,000	12/6/2004	$1.80	12/6/2010	3	2,500	22,500
90,000	3/7/2005	$1.81	3/7/2011	6	9,000	81,000
240,000	10/26/2004	$1.85	10/26/2010	6	24,000	216,000
50,000	9/27/2004	$2.09	9/27/2010	6	10,000	40,000
50,000	9/30/2004	$2.13	9/30/2010	6	10,000	40,000
40,000	8/1/2005	$3.20	8/1/2011	6	-	40,000
6,860,500					130,750	6,729,750

Table 3-2 lists, in detail, the 1,301,286 options included in the calculation.  These options had intrinsic value, since the exercise price of these options was below $1.40 per share.  In Table 3-2, we have grouped the options together by the date of grant (i.e., in certain cases, many individual grants make up the “amount granted” column in Table 3-2) and sorted them by ascending exercise price.  On March 25, 2004, options were granted with different option terms.  In this case, we identified them on a separate line with the same date and exercise price.

Table 3-2.  “In the Money”Options WhereVesting was Accelerated
on December 20, 2005
					Vested	Accelerated
Amount	Date	Exercise	Expiration	Option	Prior to	Vesting
Granted	Granted	Price	Date	Term	12/20/2005	12/20/2005
50,000	4/1/2003	$0.46	4/1/2009	6	20,000	30,000
50,000	3/24/2003	$0.47	3/24/2009	6	25,000	25,000
44,000	2/8/2002	$0.51	2/8/2008	6	39,875	4,125
240,000	2/14/2003	$0.51	2/10/2009	6	90,000	150,000
146,750	2/8/2002	$0.51	2/8/2008	6	131,139	15,611
50,000	6/23/2003	$0.60	6/23/2008	6	20,000	30,000
132,000	3/25/2004	$0.92	3/25/2007	3	63,500	68,500
686,500	3/25/2004	$0.92	3/25/2010	6	171,950	514,550
50,000	9/29/2003	$0.94	9/29/2009	6	20,000	30,000
40,000	11/6/2003	$0.95	11/6/2008	3	20,000	20,000
30,000	11/10/2003	$0.95	11/10/2009	6	9,000	21,000
15,000	3/23/2004	$1.00	3/23/2007	3	7,500	7,500
50,000	5/14/2004	$1.04	5/14/2010	6	10,000	40,000
50,000	10/20/2003	$1.15	10/20/2009	6	15,000	35,000
30,000	5/6/2004	$1.18	5/6/2007	3	15,000	15,000
155,000	1/26/2004	$1.19	1/26/2010	6	37,500	117,500
15,000	5/4/2004	$1.20	5/4/2007	3	7,500	7,500
200,000	6/1/2004	$1.20	6/1/2010	6	30,000	170,000
2,034,250					732,964	1,301,286

 [Note:  Of the “in the money” accelerated options, approximately 42.2% were scheduled to vest between January 1, 2006 and March 31, 2006.]

Of the remaining 1,301,286 options, 880,875 options were held by our Board of Directors Members and Executive Officers.  Under FIN 44,we believe that if an employee continues to provide service and would have vested in an award under its original vesting provisions, the modification does not cause an effective renewal of the award and, accordingly, any incremental compensation cost should not be recognized. We calculated that 464,833 of the 880,875 options accelerated at December 20, 2005 were to vest relatively quickly.  Since the individuals holdingsuch optionswere our Board of Directors Members and Executive Officers,wedetermined that the individual holders ofsuch unvested stock options would continue to provide service and would have vested in the options under their original vesting provisions. Therefore, there was no effective renewal of the award,no compensation expense was recorded on the modification datefor these options and these options were excluded from the calculation. We have provided further detail in Table 3-3 and Table 3-4 below.

Table 3-3.  “In the Money”Options WhereVesting was Accelerated on December 20, 2005, Held by Non-Employee Board of DirectorsMembers, Excluded from Calculation

					Vested	Accelerated
Amount	Date	Exercise	Expiration	Option	Prior to	Vesting
Granted	Granted	Price	Date	Term	12/20/2005	12/20/2005
132,000	3/25/2004	$0.92	3/25/2007	3	73,500	58,500
40,000	11/6/2003	$0.95	11/6/2008	3	20,000	20,000
15,000	3/23/2004	$1.00	3/23/2007	3	7,500	7,500
30,000	5/6/2004	$1.18	5/6/2007	3	15,000	15,000
15,000	5/4/2004	$1.20	5/4/2007	3	7,500	7,500
232,000					123,500	108,500

Table 3-4.  “In the Money” Options WhereVesting was Accelerated on December 20,2005, Held by Executive OfficersExcluded from Calculation

					Vested	Accelerated
Amount	Date	Exercise	Expiration	Option	Prior to	Vesting
Granted	Granted	Price	Date	Term	12/20/2005	12/20/2005
50,000	3/24/2003	$0.47	3/24/2009	6	25,000	25,000
44,000	2/8/2002	$0.51	2/8/2008	6	39,875	4,125
240,000	2/14/2003	$0.51	2/10/2009	6	90,000	150,000
447,500	3/25/2004	$0.92	3/25/2010	6	101,750	345,750
155,000	1/26/2004	$1.19000	1/26/2010	6	37,500	117,500
150,000	6/1/2004	$1.20000	6/1/2010	6	20,000	130,000
1,086,500					314,125	772,375

We estimated at the time of the acceleration that, for the relevant remaining vesting period of theremaining 420,411options, employee turnover would beless than 5%and the accelerated stock options would not otherwise have expired unexercisable. In addition, of the 730,750 “in the money” options, 310,339 options had already vested prior to the acceleration date with the remaining 420,411 options vesting at December 20, 2005.  (See Table 3-5.) We further estimated that the accelerated stock options would have vested under the original terms of the awards for approximately 95%of the affected employees.  Our estimate of a 5%employee turnover rate,at the time,was based on our review of historical employee turnover experience, an expectation of such a lowturnover for the future and the relatively small number of affected employees within the Company (approximately 15 employees). At the time, webelieved that continued scientific and investor interest in ourproducts under development and the pending merger with Starsys would make it unlikely that employee turnover would increase in the future.  Actual results have proven our assumptions on low employee turnover to be correct.

Under SFAS No. 123’s pro forma disclosure, we recorded the remaining unamortized expense and determined that there was no material incremental expense as a result of the accelerated vesting of prior year stock options. Upon adoption of SFAS No. 123R on January 1, 2006, no additional expense would be required.  As a result, on the date of modification, we estimated our compensation expense related to options modified that would not have vested under the original terms of the award to be immaterial.  Additionally, we reviewed our estimate at each reporting period through the original vesting terms and determined that our estimate was reasonable.  There were only threeindividuals who subsequently terminated,of which oneexercised their accelerated options (5,425options) with an intrinsic value of $285, which is part of the $3,862 for the options granted on March 25, 2004.  The total amount of expense related to “in the money” options where the vesting was accelerated was less than $10,000, which we deemed to be immaterial.  (See Table 3-5.)

Table 3-5.  “In the Money” Options WhereVesting was Acceleratedon
December 20,2005, Included in Calculation
Amount	Date	Exercise	Expiration	Option	VestedPrior to	Accelerated Vesting
Granted	Granted	Price	Date	Term	12/20/2005	12/20/2005	Expense
146,750	2/8/2002	$0.51	2/8/2008	6	131,139	15,611	$625
50,000	4/1/2003	$0.46	4/1/2009	6	20,000	30,000	$1,269
50,000	6/23/2003	$0.60	6/23/2008	6	20,000	30,000	$1,080
50,000	9/29/2003	$0.94	9/29/2009	6	20,000	30,000	$621
50,000	10/20/2003	$1.15	10/20/2009	6	15,000	35,000	$394
30,000	11/10/2003	$0.95	11/10/2009	6	9,000	21,000	$425
254,000	3/25/2004	$0.92	3/25/2010	6	75,200	178,800	$3,862
50,000	5/14/2004	$1.04	5/14/2010	6	10,000	40,000	$648
50,000	6/1/2004	$1.20	6/1/2010	6	10,000	40,000	$360
730,750					310,339	420,411	$9,284
In reference to the first part of your Staff Comment 3, dated January 18, 2008, you asked us to reconcile the “in the money” options of 1,301,286 (formerly 1,348,036) to the 4,424,913 (which originally came from adding 2,206,413 and 2,218,500).  These two numbers: 2,206,413 options outstanding at December 31, 2005 with a weighted average exercise price of $0.72 per share; and, the 2,218,500 options issued in 2004 with an average weighted exercise price of $1.23 per share, should not be added together.  These two numbers include some overlapping data.  The 2,206,413 figure represented total options outstanding, regardless of grant date, with exercise prices between $0.42 and $0.99 per share at December 31, 2005.  (See Table 3-7.)  The 2,218,500 options represent the total amount of options granted in the year 2004, with the exercise price between $0.92 and $2.13 per share. (See Table 3-6.  Note: the options highlighted in gray held no intrinsic value at December 31, 2005, as the exercise price was greater than our stock price of $1.40 per share on December 20, 2005.)  Both schedules include the same 583,050 options, which had an exercise price of $0.92 per share and which, having not already vested by December 20, 2005 were accelerated on that date.

As illustrated in Table 3-6, of the 2,218,500 options granted in 2004, 940,550 options (2,218,500 options granted, less 120,000 options forfeited, less 632,500 options “out of the money,” and, less 525,450 options which had already vested prior to the acceleration date) had intrinsic value at December 31, 2005 and would not have already vested by then anyway.

Table 3-6.  2004 Options Granted (2,218,500 with a Weighted Average Exercise Price of $1.23) and Still Outstanding at December 20, 2005
			Vested			Accelerated
Amount	Date	Exercise	Prior to	Out of the		Vesting
Granted	Granted	Price	12/20/2005	Money	Forfieted	12/20/2005
250,000	1/26/2004	$1.19	132,500	-	-	117,500
15,000	3/23/2004	$1.00	7,500	-	-	7,500
1,026,000	3/25/2004	$0.92	322,950	-	120,000	583,050
15,000	5/4/2004	$1.20	7,500	-	-	7,500
30,000	5/6/2004	$1.18	15,000	-	-	15,000
50,000	5/14/2004	$1.04	10,000	-	-	40,000
200,000	6/1/2004	$1.20	30,000	-	-	170,000
25,000	6/7/2004	$1.51	-	25,000	-	-
25,000	7/12/2004	$1.64	-	25,000	-	-
25,000	7/26/2004	$1.55	-	25,000	-	-
15,000	8/3/2004	$1.60	-	15,000	-	-
60,000	8/5/2004	$1.55	-	60,000	-	-
10,000	8/20/2004	$1.49	-	10,000	-	-
60,000	9/7/2004	$1.54	-	60,000	-	-
50,000	9/27/2004	$2.09	-	50,000	-	-
50,000	9/30/2004	$2.13	-	50,000	-	-
240,000	10/26/2004	$1.85	-	240,000	-	-
10,000	11/4/2004	$1.72	-	10,000	-	-
25,000	11/8/2004	$1.71	-	25,000	-	-
12,500	11/15/2004	$1.71	-	12,500	-	-
25,000	12/6/2004	$1.80	-	25,000	-	-
2,218,500			525,450	632,500	120,000	940,550

As illustrated in Table 3-7, of the 2,206,413 options outstanding at December 31, 2005, with exercise prices of $0.42 to $0.99 per share, 1,297,627 had already vested prior to acceleration.

Table 3-7.  Options Outstanding (2,206,413 with a Weighted Average Exercise Price of $0.72) at December 20, 2005, Whenever Granted
			Vested	Accelerated
Amount	Date	Exercise	Prior to	Vesting
Granted	Granted	Price	12/20/2005	12/20/2005
1,600	12/21/2000	$0.98	1,600	-
1,000	2/3/2001	$0.98	1,000	-
21,598	2/9/2001	$0.94	21,598	-
1,622	2/28/2001	$0.94	1,622	-
12,000	3/1/2001	$0.93	12,000	-
13,334	4/16/2001	$0.75	13,334	-
598	4/17/2001	$0.84	598	-
20,000	4/18/2001	$0.68	20,000	-
2,500	5/3/2001	$0.66	2,500	-
1,775	6/13/2001	$0.67	1,775	-
30,000	7/20/2001	$0.95	30,000	-
25,333	8/27/2001	$0.95	25,333	-
20,000	10/17/2001	$0.63	20,000	-
15,000	10/22/2001	$0.58	15,000	-
1,282	11/9/2001	$0.94	1,282	-
40,000	1/10/2002	$0.54	40,000	-
213,811	2/8/2002	$0.51	194,075	19,736
3,500	4/2/2002	$0.91	3,500	-
20,000	4/19/2002	$0.50	20,000	-
135,460	7/19/2002	$0.48	135,460	-
25,000	10/31/2002	$0.42	25,000	-
45,000	1/17/2003	$0.44	45,000	-
330,000	2/14/2003	$0.51	180,000	150,000
5,000	3/19/2003	$0.46	5,000	-
40,000	3/24/2003	$0.47	15,000	25,000
50,000	4/1/2003	$0.46	20,000	30,000
25,000	5/6/2003	$0.52	25,000	-
50,000	6/23/2003	$0.60	20,000	30,000
30,000	7/18/2003	$0.71	30,000	-
50,000	9/29/2003	$0.94	20,000	30,000
40,000	11/6/2003	$0.95	20,000	20,000
30,000	11/10/2003	$0.95	9,000	21,000
906,000	3/25/2004	$0.92	322,950	583,050
2,206,413			1,297,627	908,786

Staff Comment 4 dated January 18, 2008: Refer to prior comment 6.  Consistent with your response, please disclose primary reasons for the acquisition of Starsys, including a description of the factors that contributed to a purchase price resulting in recognition of goodwill.

Response:  We will include and disclose the primary reasons for the acquisition of Starsys, including a description of the factors that contributed to a purchase price resulting in recognition of goodwill, similar to what we disclosed in our earlier letter to you, in our future filings beginning with our next Form 10-KSB for the fiscal year ended December 31, 2007.

Staff Comment 5 dated January 18, 2008: Refer to your response to our prior comment 8.  Please disclose the information for options expected to vest, in accordance with paragraph A240(d) of FAS 123R.

Response:  We will include and disclose the information for options expected to vest, in accordance with paragraph A240(d) of SFAS No. 123R, similar to what we disclosed in our earlier letter to you, in our next Form 10-KSB for the fiscal year ended December 31, 2007.

Staff Comment 6 dated January 18, 2008: Refer to prior comment 11.  Based on your Form 10-QSB for the period ended September 30, 2007, it appears the cumulative error represented by “Deferred Rent” in the schedule of your response amounting to $145,515 will be material to your results for 2007.  Consequently, after considering all quantitative and qualitative factors, it appears that prior year financial information may need to be restated.  In this regard, please explain to us your consideration of paragraphs 25 & 26 of FAS 154 and SAB 108 and all of the quantitative and qualitative factors considered in arriving at your conclusion of how to report this error.

Response:  After detailed quantitative and qualitative review using both the “rollover” and “iron curtain” approaches as detailed in SAB108, we concluded that the differences between the actual monthly expense and the straight-line amount to be immaterial based on the financial impact these deferred charges would have had on our operating results in those years, taking into consideration the net losses and net income recognized in those years. (See Table 6-1)

Table 6-1.  Quantitative Income Statement Analysis of Deferred Rent Adjustment
(2003-2006)
Years Ended	Net Income	% of	Deferred Rent	Adjusted Net	% of
December 31,	(Loss)	Revenue	Adjustment	Income (Loss)	Revenue	Difference
2003	$(1,246,067)	-42.15%	$48,904	$(1,294,971)	-43.80%	1.65%
2004	$(3,027,054)	-61.89%	$43,464	$(3,070,518)	-62.78%	0.89%
2005	$501,264	5.57%	$32,334	$468,930	5.21%	0.36%
2006	$(952,372)	-2.93%	$20,813	$(973,185)	-2.99%	0.06%

Furthermore, we believe the impact to our balance sheet is immaterial.  (See Table 6-2)

Table 6-2.  Quantitative Balance Sheet Analysis of Deferred Rent Adjustment (2003-2006)
			% Total	Accrued Value of	Total	% Adjusted
Years Ended	Total	Total	Liabilities to	Deferred Rent	Adjusted	Liabilities to
December 31,	Assets	Liabilities	Total Assets	Adjustments	Liabilities	Total Assets	Difference
2003	$1,084,819	$3,157,447	291.06%	$48,904	$3,206,351	295.57%	4.51%
2004	$6,090,434	$1,754,777	28.81%	$92,368	$1,847,145	30.33%	1.52%
2005	$11,008,649	$3,039,436	27.61%	$124,702	$3,164,138	28.74%	1.13%
2006	$26,130,885	$9,115,261	34.88%	$145,515	$9,260,776	35.44%	0.56%

Quantitatively, we believe the error was immaterial because the item was (and at all times was clearly designated as being) a non-cash, non-operating item.  Differences in this item would not be expected to change an investor’s evaluation of our operations or our financial condition.  To correct our error, we propose to adjust retained earnings on our 2006 balance sheet in our next Form 10-KSB filing, without amending prior filings. We then propose to carry forward the correct rental expense treatment in our comparative balance sheets and income statements for the fiscal years ended December 31, 2007 and 2006 in such 2007 Form 10-KSB.  We propose to make the following correcting entries:

Debit to Retained Earnings                                                 at December 31, 2006 of $124,702; and,
Credit to Deferred Rent                                                        at December 31, 2006 of $124,702.
To record the deferred rent adjustment for 2003 through 2005.

Debit to Rent Expense                                                          at December 31, 2006 of $20,813; and,
Credit to Deferred Rent                                                        at December 31, 2006 of $20,813.
To record the deferred rent adjustment for 2006.

Debit to Rent Expense (for 2007)                                         at December 31, 2007 of $8,890; and,
Credit to Deferred Rent                                                         at December 31, 2007 of $8,890.
To record the deferred rent adjustment for 2007.

We also propose to provide a detailed correction of error footnote, which will disclose and discuss the information provided in Table 6-1 and Table 6-2, in our next Form 10-KSB for the fiscal year ended December 31, 2007.  We will similarly adjust and carry forward in our Form 10-Q quarterly reports throughout 2008.

If you have any further questions, please contact me directly.

Sincerely,

SPACEDEV, INC.

/s/  Richard B. Slansky

Richard B. Slansky
President & Chief Financial Officer

CC:          Mr. Patrick Kuhn – SEC
Mr. Doug Jones – SEC
Mr. Mark Sirangelo – SpaceDev
Mr. Robert Sporl – PKF